EXHIBIT 12
Weyerhaeuser Company and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Computation of Ratios of Earnings to Combined Fixed Charges and Preference Dividends
For the quarters ended March 31, 2017, and 2016
(Dollar amounts in millions)

	YEAR-TO-DATE ENDED
	MARCH 2017	MARCH 2016
Available earnings:
Earnings from continuing operations before interest expense, amortization of debt expense and income taxes	$280	$168
Add: interest portion of rental expense	4	4
Add: distributed income of equity affiliates	—	—
Add: undistributed (income) losses of equity affiliates and income attributable to noncontrolling interests in subsidiaries	—	24
Available earnings	$284	$196
Fixed charges:
Interest expense and other financial charges	$102	$98
Interest portion of rental expense	4	4
Total fixed charges	106	102
Dividends on preference shares (pretax)	—	14
Total fixed charges and preference dividends	$106	$116
Ratio of earnings to fixed charges	2.68	1.92
Ratio of earnings to combined fixed charges and preference dividends	2.68	1.69